FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")
855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

June 10, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on June 10, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

June 10, 2024.

Schedule "A"

HIVE Digital Announces May 2024 Bitcoin Production, HODL Grew 3% to 2,451 Bitcoins, Maintained Positive Operating Margin After April Halving and Announces the Acquisition of 1,000 New Bitmain S21 Pro Antminers

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - June 10, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") a pioneer in green energy-powered blockchain infrastructure, proudly announces its unaudited production figures for May 2024. In May the Company mined 119 Bitcoin, increasing its Bitcoin holdings by 3%, now totalling 2,451 Bitcoin on the balance sheet. HIVE maintained an average Bitcoin mining capacity of over 4.9 Exahash ("EH/s") in May 2024 (all amounts in US dollars, unless otherwise indicated).

May 2024 Highlights:

  Production: Mined 119 Bitcoin in May 2024.
  Mining Capacity Increase: Ended May with a 5.0 EH/s ASIC mining capacity.
  HODL Position: Increased to 2,451 BTC, a 3% increase from the prior month, while Bitcoin has made all-time highs.
  Mining Efficiency: Achieved an average of 24.5 Bitcoin per Exahash, ending the month of May with 5.0 EH/s, with an average hashrate of 4.9 EH/s throughout May.
  Daily Production: Averaged a production of 3.8 BTC per day, showcasing operational efficiency and robust mining capabilities.

Strategic HODL Increase:

As of June 9, 2024, HIVE's HODL position increased further to 2,468 BTC, up from 2,451 BTC at the end of May 2024.

The Company notes that with a Bitcoin HODL value of over $170 million as at June 9, 2024, its enterprise value looks very attractive compared to its peers.

Executive Insights:

Frank Holmes, Executive Chairman, commented on the Company's strategic vision:

"We have successfully navigated our second Bitcoin Halving event, overcoming numerous challenges over the past four years. Our team has demonstrated exceptional skill in driving high efficiency and maintaining positive operating cash flow, even during the 2022 market downturn and the unfortunate transition of Ethereum from proof-of-work to proof-of-stake. Despite significant macroeconomic headwinds, HIVE has remained resilient, consistently generating positive operating income. We continue to evaluate growth opportunities with a focus on lean operations, profitable mining, sourcing green energy which has been a big challenge, and striving for the best cash flow return on invested capital per share (CFROIC) for our shareholders. I am incredibly proud of our team and their unwavering dedication."

Operational Update:

Aydin Kilic, President and CEO, emphasized the Company's technological stability: "We ended the month of May with 5.0 EH/s and we are on track to reach our 5.5 EH/s interim goal and achieve a global average fleet efficiency of 25 Joules per Terahash (J/TH) once our remaining S21 Antminers ("S21s") ship. Thus far, from our total order quantity of 8,165 S21s, 6,495 S21s have been shipped and installed. Of the remaining 1,670 S21s, 428 S21s are shipping this week, leaving 1,242 S21s from our June batch, which are expected to ship soon."

We are also strategically optimizing the firmware of our fleet to improve the efficiency of our 30 J/TH ASICs, getting their efficiency below 30 J/TH. While this has lowered the total hashrate from these machines across our fleet by approximately 120 Petahash per second, it has improved their efficiency, thus improving their unit economics and making them more profitable on a dollar per kilowatt hour basis.

Luke Rossy, Chief Operating Officer, had the following to add: "We are pleased to announce the upcoming acquisition of 1,000 Bitmain S21 Pro Antminers, the latest and most efficient machines on the market, having a hashrate of 234 Terahash per second and an efficiency of 15 J/TH. These units are expected to ship this month and are integral to our strategy of continually upgrading our fleet whilst growing our HODL position."

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a focus on sustainable green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns and operates state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

Environmental Sustainability:

  Green Energy: By sourcing green renewable energy, HIVE is committed to environmental responsibility, positioning itself as a leader in sustainable cryptocurrency mining.

  Competitive Advantage: We believe this environmentally conscious approach sets HIVE apart from competitors and aligns with evolving investor preferences.

Expansion into AI Strategy:

  Diversification: HIVE's diversification into HPC enables us to support artificial intelligence (AI) using Nvidia GPU chips, showcasing our adaptability and innovation beyond traditional Bitcoin mining.

  Revenue Streams: This strategic move into HPC broadens HIVE's revenue streams and places it at the forefront of technological advancements in both cryptocurrency and AI industries.

HIVE's unique value proposition encompasses efficient operations, a proven agile management team, financial strength, environmental sustainability, and innovative expansion strategies. Beyond Bitcoin mining, HIVE is firmly part of the global boom in data center infrastructure, sourcing primarily green renewable energy.

HIVE presents a unique growth opportunity with over 2,400 Bitcoins on its balance sheet and growing revenue from its suite of Nvidia GPU chips powering data services for the AI revolution.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for May 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/212284